Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

The following is a transcript of a podcast recording by Payne Institute Podcast that was made available to the public. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Lifezone Metals Limited (“Lifezone”) believes that none of these are material.

Episode Transcription

Brad Handler

Welcome everyone, and thank you so much for joining us in what should prove to be a great conversation today about the hunt for critical minerals for the energy transition, the future of mining and US diplomatic efforts in Africa. On behalf of the Payne Institute, my name is Brad Handler. I run the sustainable finance lab at Payne, and I’m so pleased to welcome John Dowd and Govind Friedland, of GoGreen Investments [Corporation].

Before I dive in, I’d just like to say this is a particularly nice opportunity for me to host this webinar, as it has, allowed me to reconnect with John and other members of his team that I knew from our past lives related to or on Wall Street.

GoGreen Investments is a special purpose acquisition company, or a SPAC, designed to help private companies enable the production of critical minerals and to help find solutions for climate change. Its first investment is taking Lifezone Metals public on the NYSE. Lifezone’s aim is to create value across the battery metal supply chain of mining, processing and recycling.

John Dowd is CEO of GoGreen. He has over 30 years of energy and commodity investing experience, including with Fidelity Investments as portfolio manager of its natural resources fund and as a sell side energy analyst at Sanford Bernstein.

Govind Friedland is COO of GoGreen. He has 20 plus years in energy metals, mineral exploration and project development, specializing in assembling management teams and raising capital. His experience includes founder and executive chairman of GoviEx Uranium, Inc.

Now from the Payne side, I’m joined today by two colleagues, Baba Freeman, and Juliet Akamboe. They’ll be helping me dig into these many issues around critical minerals access and mining and, again, Africa diplomacy.

Now, before we get started some housekeeping. There’s no presentation today, per se. Instead, we’re going to be following more of a fireside chat format. We have questions prepared that should take us somewhere around 45 min or so, still leaving time after for your questions.

Please direct any questions directly to me using the chat function, and I’ll be sure to curate.

So with that let’s dive in. John and Govind welcome again. Can you please set the table for our listener some more? Not everyone is going to be as familiar with GoGreen or Lifezone, so please give us more of an introduction and what are your immediate opportunities?

John Dowd

Sure, Thank you. Brad. GoGreen is a SPAC. We listed in October, two years ago. We raised $276 million in trust and the purpose of GoGreen is to now merge with a private company, thereby bringing them public and resulting in the company increasing its cash position. So the goal, it’s basically a competitor to an IPO process but instead of having a bank bring it public, you have a management team. The management team includes myself, Govind Friedland, Michael Sedoy, Vikas Anand, Sergei Pokrovsky, Dan Foley and the six of us have been working non-stop over the past year-and-a-half searching for an attractive company to take public. We met with over 70 companies. We signed over 30 NDAs for companies all across the clean energy supply chain. We met a lot of different, really great entrepreneurial companies of all different shapes and sizes. What we’re most enthusiastic about is the company that we announced to merge with. So last December we announced a merger with Lifezone Metals. Lifezone Metals has two primary assets. One is a controlling interest in the Kabanga Nickel project in Tanzania. This is one of the highest-grade, largest, development-ready nickel sulfide projects in the world.

The company has announced an investment by BHP. BHP has invested $90 million into the underlying asset in two tranches—$40 million at the beginning of 2022, and another $50 million later last year, in return for a 17% interest. The company also has a clean Hydromet processing technology. This is basically pressure oxidation that’s going to be applied to the nickel sulfide industry. It’s technology that has been commercially used in the gold processing industry for decades, and they are porting that technology to the nickel concentrate industry in this project. So it’s an exciting project. It’s an exciting company. From a from a Wall Street perspective, it’s attractive because GoGreen is purchasing the company in line with BHP’s last private market valuation. Because it’s a large high-grade asset, it should be low on the global cost curve and because of the Hydromet processing it should be one of the lowest, in terms of CO2 emissions per ton. So it really checks all the boxes. The company is named Lifezone because its founder, Keith Liddell, believes it’s trying to fix up the Lifezone. It’s trying to fix up the one environment that we have to live in that we have to take care of, and it’s actually fairly inspirational to see him speak on the subject.

But the fundamental goal is to reinvent mining. I think that’s a term probably coined by Govind’s dad. But reinventing the mining and making it palatable, from a societal point of view is an absolute necessity given what’s taking place in the world. So that’s a brief history on GoGreen, our purpose and what we’re doing. We’re basically in business to help fund the acceleration of clean nickel development and clean processing technology globally, and our company that we’re merging with is Lifezone Metals.

Brad Handler

[Unintelligible] as we continue to delve into some of the issues that spin off of that. So I guess there’s always lots of ways that we would approach it; there’s company specific ones, and maybe we’ll come back to some of those in a bit. But the efforts that you are engaging in kind of fall within this interesting context within the United States. The Biden Administration seems to have woken up, if you will, to the need for critical minerals to help further its energy transition ambitions and plans and facilitate the spending that’s designed by the IRA, etc. So can you just sort of shift and go straight to that context, if you will. What are you seeing in government action? How important is that to your own business model and to your own successes. What has to be done? Where do you think it’s going?

John Dowd

So the government engagement that we’re currently seeing is tremendous, both from a government of Tanzania perspective, and from a US government perspective. You’re right. It’s a sea change. Society’s attitude towards mining is, I think, at the early stages of undergoing a massive transformation. It is now recognized that mining is a necessity. This is actually new, right? I mean, I think, as recently as a year ago, when we first contemplated this project, mining was a dirty word. Mining was considered awful. Mining was considered something that we need to just do away with. It is still the case, broadly today. I mean, I think most everybody in the world is bullish on batteries. Batteries are very, very popular. Most everybody in the world is bearish on mining. And you know you connect the dots, and you walk people through that Wall Street has raised over a $100 billion for mining and it has barely raised, oh sorry, it has raised over $100 billion for automobiles, electric vehicles, and batteries, and it has raised virtually nothing for battery metals, and that’s a supply and demand imbalance that just needs to be fixed.

So what’s the Administration doing today? You’re seeing it in the IRA. You’re seeing a new focus on accelerating clean energy development and a recognition that supply chain challenges are a major impediment to actually achieving the vision that everybody has. What’s this work out to in practice? For Tanzania, as of yet, nothing right? The government has announced agreements with other countries in Africa to push forward tax agreements to extend IRA benefits to other countries, and I do think interpretation of the IRA is still being negotiated. It is definitely on the forefront of the government’s agenda. The IRA extends tax credits to any country with the US Free Trade Agreement. That extends to most of the Americas. It does not extend to all of the countries in Europe. It does not extend to all of the countries in Africa. But the goal of the IRA is to improve the supply chain, to diversify the supply chain, and to encourage development of metals and mining in a responsible manner throughout the world.

For GoGreen, the project, and for Lifezone, the government support has been soft to date, but there’s potential, I think, for a lot more. We were invited by the Administration to join the US-Africa leaders forum in Washington in December and we were actually, I was seated next to the President of Tanzania, so quite an honor. But their willingness to help us out just by improving our relationships and facilitating our relationships in Tanzania is commendable. We’ve had several meetings with the State Department, and it’s impressive. They’re impressive. Every one of them could be poached from Goldman Sachs, and would be viewed as one of the top researchers in the country. But, so you have a very educated, very enthusiastic, very informed group of individuals at the State Department who are well aware of the challenges for the US auto industry, are well aware that the US auto industry is behind Europe in terms of its adoption of electric vehicles in terms of sourcing clean metals. It’s definitely behind China in terms of battery development, and it’s looking for solutions. It’s looking for ways to help out the US auto industry to survive and thrive as we go forward.

Brad Handler

Want to make sure I’m interpreting a little bit of what you said correctly, so feel free just to correct me. But you mentioned the Free Trade Agreement provision within sort of the IRA. Do you think ultimately the resolution is adding more countries to a free trade agreement position, or is it bending of that provision within the IRA to sort of make, almost to a carve out, critical minerals in some different way, or does it matter? Curious as to the thoughts on that.

John Dowd

So Washington is complicated, right? There are numerous different groups that are looking to accelerate US investment in Africa, improve the supply chain of battery metals, improve the job creation in the United States.

There are groups that actually help us navigate the 13 major different groups in Washington to help get as much support for this policy as possible. So there is direct funding that the US government will do for early stage technologies. If you are the first three in the United States, if you’re the first one of the first three, say, processing technologies, you can get direct funding from the US government for that. That would not apply to a project in Tanzania. I do think there’s a possibility, eventually of a free trade agreement with Tanzania, but by no means am I a political expert. I do think there’s potentially a way to bend the rules or bend the interpretation of the rules for the IRA, and I think that’s in progress today. I do think that the Defense Department has its own ability to fund investments around the world, and if this is viewed as a US defense issue, there’s another source of capital there. To date, for us, we don’t have any agreements with the US government, but they’re definitely willing to make introductions for us. Vice President Harris was in Tanzania, I think, two weeks ago, had a State dinner with the President of Tanzania. The CEO of Lifezone Metals, Chris Showalter, joined. He was invited, and flew over to attend that dinner, so the soft support is definitely there. And that’s no small feat to have the Department of Commerce or the State Department, I’m not sure which group it was, but to have them sit me next to the President of Tanzania is helpful in and of itself. To be able for me to sit down and talk to her. You know, her one question to me was what can she do to help to make this project go forward faster. So you know there are ways that the US government is helping, but it’s not yet direct.

Brad Handler

Right, but it’s interesting to hear that there are different ways the different angles in which they can be supportive. It isn’t sort of as simple as an on off switch about free trade agreement or not. So that’s how that is helpful.

John Dowd

Yeah, Washington is very, very complicated. There’s a group, Prosper Africa, that is working as a liaison. It’s a government entity, and its job is to help companies interested in doing business in Africa navigate the US government. I didn’t grow up in Washington, DC. Washington, DC is a foreign country to me. But there are groups that will help people navigate everything you need to do. What is notable, I think, the big picture, is that Washington and society are coming to terms with the idea that everything that we consume is either mined or grown. That’s important. A renewed recognition that supply chain is critical is very, very important. That mining is not bad is very, very important. When I read Goldman’s access research, I think it’s Brian Singer at Goldman Sachs, as the ESG analyst, clean energy is the most overweighted group among ESG investors. The fourth most underweighted group is metals and mining. That’s actually a profound statement that the allocators of capital in the United States are allocating money towards clean energy, but away from mining, is a fundamental mismatch. Now, that’s changing right. We raised $70 million committed capital in December for this company that’s brand new. So GoGreen, Lifezone, the success that we’ve had so far is representation that Wall Street’s attitude, that society’s attitude, towards funding mining is changing. But fundamentally, if we are going to replace all of the oil and gas consumption with electric vehicles, we need a step function change in investment into copper, lithium, nickel, cobalt. There’s a lot of work to be done. This isn’t a small challenge.

Brad Handler

Right. Just as an aside, I love, by the way, that I’m almost sure that Brian Singer was a longstanding E&P analyst for many, many years before switching over. So I just like that as part of this conversation, I guess. You know, I think you’ve taken us there anyway so why don’t we segway over to the mining industry itself. And so, as you say there’s a turning of mindset. But there, you know, what would you say are the top two or three issues confronting the mining industry today? We have a pretty good idea of what you’re going to say. Why don’t you sort of lay those out and we can pursue those a bit further.

John Dowd

So, Govind, why don’t you answer that one? Because you went to the Colorado School of Mines, and you have decades of experience in this industry and I’m sure they’d love to hear an alum speak.

Govind Friedland

First of all, it’s a real pleasure to be back at the Colorado School of Mines, my Alma Mater, with the Payne Institute. I graduated with geology and geological engineering in 2000 and, from my class, when we started, there were about 400 students that were in the exploration track and it was just me and one classmate, Botosano Matsola, from Nigeria, were the two that actually finished in exploration geology. Everybody else was in Geotech, or hydro, you know, petroleum engineering and petroleum geology. We’re the only two that studied hard rock exploration. So when you ask the question, I think that the first problem is that there’s been a paucity of talent that didn’t go into mining. They went into broadband wireless to create apps. And you know my father always says the mining business is not for intelligent people. Everything takes 10 or 20 years to create and realize that value. And so it’s just, it has not been a popular thing, you know. When I was in school in Golden, we got a lot of ridicule from, you know, everyone was saying “Oh, you’re a geologist. You kill the fish,” you know. But no one really realizes where real things come from. As John says, you know, it’s either mined or it’s grown. So that’s the first point, is that really there’s few people that go out there and actually do the hard work and find these types of mineral deposits, because when we’re talking about nickel, there’s a big distinction between sulfide mineralization and laterite mineralization and for those that they don’t know the difference, you know, sulfides are extremely rare in nature. They’re rocks that have not been weathered. They haven’t been exposed to oxygen or water, and so they—if you look at the growth of nickel production going forward over 90% of it’s from laterites. That’s areas where the mineralogy has been chemically weathered and transported. And so, you know, we see that in Indonesia, we see that in the Philippines and the equatorial regions in the world. And to go there is, you know, it’s not for the faint at heart. There’s huge barriers to entry. And that’s right when we saw, when we looked at Kabanga, we’re extremely excited by the size and the grade and the jurisdiction. We’ve seen recently, this year, the White House signed an MOU to help bring battery metals back from the Congo and from Zambia and we’re hopeful that type of structure may be able to be extended to Tanzania and other parts of East Africa, like Burundi, that are also highly mineralized. So to answer your question, it’s the talent and also the financial backing to go and finance those geologists to go make major discoveries and finance the development.

Brad Handler

That’s helpful. I guess if I try to toy with that idea a little bit, do you think there are other sorts of very large gaps in understanding within the mining industry, just by virtue of lack of talent. Are there other, you know, sulfide equivalent kinds of benefits or opportunities that are really just under thought or understudied.

Govind Friedland

Yeah. Humans, by nature, like, if you’re mining, you go back to where people have looked before. So you have to look at depositional environments, geologic settings, with new geologic models. And that takes a certain type of experience. That takes someone that has looked at many different jurisdictions around the world, and see how things are similar or how things are different. So I think there’s definitely, there’s a rebirth in the mining sector now of certain geologists, and it also relates to technology. It’s processing different types of information to be able to go and have new geologic models for how these could occur. For sure, we say absence of evidence is not evidence of absence. You know, just because you don’t see something doesn’t mean it’s not there. And we certainly believe that nickel sulfide projects and deposits occur in areas where they have not yet been explored and certainly discovered. But when we find one of the size of Kabanga, you know, this is a giant, which is why we were attracted to it. Also we were attracted because this is now BHP’s; when BHP is committed to come in a very meaningful way, this is their re-entrance back into Africa. And so we welcome this major, which is the world’s largest mining company by market cap, we welcome their participation and we look forward to working together as we develop this this project together.

Brad Handler

I appreciate that perspective. I want to ask if something is one of the big issues, I suppose, and you can figure out how you want to sort of position it. So you’ve obviously been engaging in fundraising, actively. That’s kind of the whole point here. That’s what you’re up to. And you’re addressing the tarnished legacy of mining right, and the lack of respect for the need for it and sort of the dirty taste in the mouth around it.

How have you addressed that? You’ve obviously had successes, which is great to see, so that that suggests inroads. But how have you sort of navigated that conversation with the tarnished legacy in the industry?

John Dowd

So it’s a challenge, right? Because we are also a SPAC, a special purpose acquisition company. And if you read the Wall Street Journal, you’ll know that SPACs are hated. So we are a SPAC, and we are funding a mine. It’s definitely challenging. First, is just a purpose, right? What we’re trying to do, everybody agrees needs to be done and that’s very, very important. First is just putting together this company. We have a board of directors of six individuals, that is just… I am awed every time I sit down and meet with them all. And they all said yes to joining our board before asking for compensation, and I mention that because the purpose of actually raising money to fix the environment, it’s something that everybody wants to be part of. So it does require a little bit of education about SPACs. It does require a lot of education about mining. But what we are doing not only needs to be done, but everybody will agree, right? It can be a long education process. It can be a long education process to get people to understand that, you know, that nickel sulfides can be an order of magnitude cleaner for the environment than nickel laterite. So nickel laterites, most of the laterites in the world are 1% grade. What’s that mean? That means you have to smelt 100 tons of ore to get one ton of nickel. That’s extremely polluting. I don’t think everybody knows that, you know, Tesla reports that north of 30% of the CO2 emissions in making the nickel battery come from, well, from NMC battery, comes from processing the nickel. That’s significant. So nobody knows the CO2 footprint of batteries because there isn’t one CO2 footprint of the battery. The CO2 footprint of the battery is completely a function of the CO2 footprint of the nickel and there are nickel projects that will generate three tons of CO2 per ton of nickel, and there are nickel projects that will generate, you know, 40 or 50 tons of CO2 per ton of nickel. So it’s a massive change in the cost curve.

So it’s a long education process. It helps clearly by BHP being involved. It helps clearly by having the Administration be very straightforward. It helps by having every auto company in the world being very cognizant that they need this. So, you know, it helps when going forward with a mine such as this to know that it’s going to be developed, right? There isn’t an option. This mine is going to be developed, and I know it’s going to be developed because the auto industry desperately needs it, and I know they desperately need it because the auto industry has told me they desperately need this. So, you know, this year, at the Bank of Montreal Metals and Mining Conference, 15 auto companies showed up. Last year, one. What that means to me is that if Wall Street is not willing to fund this, industry will. These companies have made commitments to move to, you know, I don’t know 50, 80, 100% electric vehicle over the next decade. It can take 10 years to get permitting for a mine, right? This is no small feat. So there’s this recognized need from the mining industry that this needs to move forward. And there’s a community on Wall Street that is 100% on board with that. So I don’t think it’s consensus. It’s definitely not consensus. A lot of investors have had very negative experiences with the mining industry. There’s the cyclicality. There’s the volatility of returns. There’s been a sort of perpetual over-investment. It was a great industry until about 2008, and then since 2008 returns have suffered. There’s been over-investment. It’s an industry that has had environmental black eyes. It has made major missteps from a societal point of view and from an environmental point of view, and you can read books about that. What’s important is that that doesn’t need to be the case, right? We, the mining industry, does not need to create 7% of the CO2 emissions in the world. The mining industry does not need to be a colonial industry that is taking from countries and robbing countries of their resources and not paying their share of taxes. There are different ways to do this. And I think, broadly speaking, the mining industry knows that and is doing everything it can to be a responsible social citizen.

Brad Handler

I appreciate all of those comments and I think it’s probably worth spending a little bit more time with some of the latter ones. How are you structuring commitments to change behavior? How important is that in this Kabanga case? Just give us a little bit more on how it’s going to be different in that sense, and perhaps I guess I’ll throw in you mentioned Hydromet initially. I think, if I understand it, that lowers the carbon footprint of processing even further. So perhaps that’s worth kind of throwing into the answer, please.

John Dowd

Sure. So Hydromet is a broad term, right? Hydromet is any processing involving a fluid, and it’s either Hydromet or pyromet, either heat alone or processing something in a solution. This Hydromet solution is using pressure oxidation, which is a technology from the gold industry that’s been used at scale for decades in the gold industry to basically break down all of the material and get access to the nickel. It’s done in a pressure oxidation vessel. So think of a giant tube under pressure at 200 degrees Celsius, cooking the material, adding oxygen to it, releasing the sulfur. Creating a sulfuric acid that is melting all the material in the solution. Because it’s a closed system, you’re not releasing sulfur out into the atmosphere. Because it’s 200 degrees Celsius, instead of 1,200 degrees Celsius of a smelter, your energy intensity, your energy cost, and therefore your CO2 emissions are commensurately lower. So that’s one aspect.

The project is in Western Tanzania, and the original feasibility study on the project, because it’s very remote, assumed bringing oil into the project. Burning oil to be the fuel for the project. More recently there has been a UN funded hydro dam built 80 kilometers away and this is going to be a hydro powered mine. So the company is going to build an 80 kilometer connection to that. That’s a relatively low cost to do. So the idea is not just clean processing from a Hydromet point of view, because the Hydromet is, you know, call it 70% less energy intensive than smelting, but also from a mining point of view do everything you can to clean it up. What’s that mean? That means hydro. That means solar. That means, rather than building a giant tailings dam, take some of the refuse from the refinery and putting it back into a paste backfill underground, back in the ground. So those are the key environmental credentials of the project and why this should be one of the most, if not the most, attractive, from the CO2 emissions per ton of nickel in the world.

The societal impact is just as meaningful. The goal is, and BHP is completely aligned with this, to employ the gold standard of relations with the local community, maximizing local employment and partnering with not just the local community, but the country of Tanzania. So the country of Tanzania is a 16% owner in the project. They have a 6% royalty. The tax rate is about a third. So once everything is up and running steady state, the government will have rights to roughly half the cash flow from the project, which is meaningful. So when you run numbers on that, it depends on what the nickel price will be, and it depends on whether we run with the old 2.2 million ton per year mine plan, or if we upsize it to north of 3, they’re variable, but this could add more than 5% to the government of Tanzania tax revenues. That’s huge. And so this isn’t a model of go in and exploit. The government was interested in partnering with Lifezone, because Lifezone has promised to build a refinery and process locally. So it’s not just the mining jobs, it’s also the refinery jobs. And so the company is taking over an old gold mine site that has since been retired where there’s existing power, there’s existing water, there’s existing security. There’s an existing airport. The government is working to create a special economic zone there, and we are reclaiming that site to put the refinery there. That refinery will not just be useful for the Kabanga nickel asset. It will also unlock future growth in the region, creating future jobs in the region. So that’s the point right? The point is to create something that creates jobs, improves the quality of life, improve the environmental footprint in every way possible.

Govind Friedland

Yeah.

John Dowd

Govind, you were at the refinery site. Do you have anything to add?

Govind Friedland

I was just recently there. Yes, and if anyone’s ever been to Dar es Salaam, it’s an amazing place. It’s one of the largest ports in East Africa. That’s one of the main export routes for many of the minerals and concentrates that are produced all throughout Africa. And where we are is Western Tanzania and as John mentioned, the Rusumo Falls is a major new development that’s really bringing the ESG credentials to the project. This is envisioned to be predominantly hydropowered. Which is massive, it’s sort of analogous to Inga Dam for Congolese production. It’s super important to have hydro power to power the mine. And as John said, this is not envisioned to be exporting concentrate. The plan is to process that ore in-country, which is exactly in line with the government’s wishes. You know, all governments want to capture the downstream mineral processing, and all the benefits of having that commodity processed in country. There’s the possibility to have battery precursor factories where the car companies partner and create, potentially, giga factories, even in-country. So there’s a big potential for that growing business there. And John mentioned the second industrial zone after Dar es Salaam will be at Kahama that’s where the Buzwagi gold mine that Barrick just closed is made available to Lifezone and that’s where they’re planning to build the refinery that’s really in the final feasibility stage. So that’s extremely exciting and as John says that refinery is not envisioned just to treat ore from Kabanga, but to be a hub because there’s a lot of other mining that happens in that region, and so to be able to beneficiate different types of ore, including laterite ore from this area, could really see a continued boom in the mining areas of that part of Tanzania, which is super mineralized. And so the value proposition that Lifezone is bringing to the government is completely in line with the political desire to capture all that downstream mineral processing in-country and by having a Hydromet solution, as John says, we can catch that sulfur, and we can catch the carbon in a bag housed right at the refiner. It’s closed loop, and we can we combine that together to create a gypsum, and that gypsum gets transported right back to the mine. This is an underground mine, and we can cement paste that backfill and entomb that carbon and the sulfur—very important, don’t forget about the sulfur—and that, you know, when you look at the energy inputs, the grade and the reduced amount of water and consumables, this really puts Kabanga in the tier one in terms of cost curve and emissions curve. Wood Mackenzie, the work that they have done, puts it really in the cat bird seat. And as I keep explaining to my colleagues and our investors, this is a real privilege to be taking this asset public, and we’re really extremely excited about the opportunity.

Brad Handler

Thank you both, that was great. There’s just so much in there for us to sort of re-listen to, so I’m glad we’re recording it. But it’s obviously a lot of independent steps, and that’s terrific. I have a couple of more areas of questions. I guess I’m not even letting my peers really jump in here. I guess I’m just controlling the conversation, but that’ll have to do. But they do sidestep, so let’s try to cover a couple of other kind of categorical areas. John, you mentioned, I wanted to come back to the financing side. You kind of mentioned the auto industry and their interest in this. Maybe one way I could frame the question is, you know, if you had to choose, it seems like you’re choosing Wall Street as a source of capital but to what degree do you perhaps envision in the future expanding that? Do you want pre-commitments with auto manufacturers? Is that advantageous financing? Is that just a good way to build Lifezone and this opportunity up?

John Dowd

So I think for financing you want as many options as possible. That’s just a practical business reality. The way my experience in business is, if you have one person who can finance it, it’s going to be very, very expensive financing and that person is going to get all the economic rent. If you are beholden to one individual or one organization, you do not get to keep the economic rent. So yes, we want to have the ability to raise capital on Wall Street, and there are numerous benefits to being a publicly traded company. We announced a process to monetize the offtake that is being currently run by RBC. We are in discussions with auto companies in order to monetize that offtake as we speak. I think they are a natural purchaser. You know, the fact that it is so low on the CO2 emissions curve is something that they desperately need. I think I told you one auto company told us that they can consume all the nickel they want from Indonesia, but if they do that they use up their whole CO2 budget per car. That’s a really significant statement. It means the auto industry is monitoring its CO2 footprint per car, which I did not know at the time. It means that they are in the business of—I think it means they’re going to be eventually willing to pay a premium for clean-sourced metals. I’ve heard we’re seeing examples of that in the aluminum industry and bonuses being applied in certain situations in the nickel mining industry where companies that produce in an environmentally responsible manner are actually getting paid more for their offtake. So there’s the start of that. But with the battery passports coming in Europe in several years and with the auto companies being forced to report the CO2 emissions from the construction of their battery when they sell the cars, I think that’s changing the behavior of auto companies. So just about every month over the past year we’ve seen some auto company announce a direct investment into a mining industry, right? This all started with Elon Musk with his famous “if anybody has a clean nickel mine come to me, I’ll finance it,” right? He said, that I think two or three years ago and the industry is off and running. The lithium industry is off and running. The copper industry is going as fast as it possibly can. And so you’re seeing the auto industry drive this behavior. It’s in their best interest. Right? Knowing the source of supply is critical. Knowing where the metal is coming from is necessary in order to actually put on the side of the car what the CO2 footprint is. There’s not one CO2 footprint for nickel—it’s all over the map. It’s a very, very wide range. So you need to actually own asset, or have an economic interest in the asset, to be certain that you know what the CO2 footprint is. And then the next step is, manage it down. I believe the auto industry is no longer selling cars. I believe the auto industry is selling environmentally acceptable transportation. Different, right? When you listen to the business model of Tesla, it’s not about really, I don’t know I don’t want to speak about Tesla it kind of just gets me in trouble, but, you know, you hear people talking about not selling cars, but having a car come and pick you up at your door where people don’t have to own the car. Maybe we automate that transportation business and if we do it with electric vehicles, that’s a plus and if we do it with electric vehicles that have been processed in a clean manner that’s another plus. Now you asked me about financing. The reason we are partnering with BHP is to de-risk the project. BHP massively de-risks it because of their experience and their balance sheet. Both are pluses. So, you know, I think that’s a 47% or so increase in their position, and they can do that at 70% of NAV, and that’s all, you know how that NAV is calculated is dictated by the contract. That’s a major funding source, right? That could be hundreds and hundreds of millions of dollars used towards the construction of the mine. The auto industry is signing agreements to pre-purchase metal. You know, 10,000 tons a year for 8, 10 years can be a significant amount of money and you’re seeing that be one source of funding for companies in the industry. And then Wall Street. So those are our three sources of funding. There’s also the obvious, project financing is an option. My belief is that if you only have one of those options, it’s going to be very expensive financing. If you have all of those sources of financing. you can get an attractive rate of return and actually keep, and shareholders can keep, some of the economic rent. That’s the fundamental philosophy.

Brad Handler

Right, that’s the goal. That makes a lot of sense. And we look forward to seeing how that plays out. So that’s great. Please everyone on the call, again, feel free to throw questions to me in the chat. I’ve got one more, but that will still leave a little bit of time to come back around, and then if Juliet and Bobby, maybe then, you know, obviously, we can come back to topics or anything. I guess my last question is, it relates to the competitive landscape globally. [We] talked a little bit about US government facilitation, but as you think about the future, not that I’m trying to push you to do more than come back, for the time being, but if you think about the future and access: Do you, can you comment on that a little bit? How do you win? And maybe you’re coming back. You come back to a couple of the comments you made previously. But how do you win? What do you expect that landscape to look like? How important, perhaps, does government support have to, you know, be as a part of that landscape, etc.?

John Dowd

So I, you know, how do you win? I think you win by putting together the best team, and with lots of communication, and having a purpose that resonates with everybody. This, you know, bringing together people with a common vision. But different skill sets, I think, is how you win, but that’s a simplified answer to your question. On going forward, I think there’s tremendous demand for supply chain investment, you know, generally Wall Street right now prefers free cash flow generation. It prefers companies that are up and running and it prefers a free cash flow stream, especially in the metals and mining industry, where historic reinvestment hasn’t been necessarily high return, right, and we’re seeing a similar trend in the conventional oil and gas business to the mining industry, where companies are being rewarded for dividends and shareholder share repurchases, and the investment community is telling everybody: “Don’t invest more”. That ironically, creates a really good investment backdrop right? The last thing you want to do on Wall Street is invest where everybody else is investing.

You’re right. I spent 30 years on Wall Street. I’ve been through multiple cycles, when it’s easy to raise money, you don’t want to do it. When everybody else is spending money in a certain spot, you want to run away. So the fact that this is hard, I think, is one of the recipes to success. It’s ironic, but it’s true. You want it to be brutally difficult to raise money. Now, Wall Street doesn’t want to raise, doesn’t want to invest as a broad rule. Wall Street doesn’t like to invest in non free cash flowing projects. It doesn’t like capital spending, but society needs trillions of dollars worth of capital spending. It needs it for the energy transition. We need more capital to be raised to clean up dirty industries. We need more capital to be raised to move the supply chain away from China. We need more capital to be raised to accelerate the energy transition and remove bottlenecks from the supply chain there. So yeah, I’m preaching my book a little bit, because Lifezone Metals checks all of these boxes. But that is what I’m looking for going forward.

This environment going forward is very different than the environment we’ve lived in the past. The, you know, arguably globalization is ending. That’s profound. Right? Globalization was massively deflationary, massively efficient. The world with, you know, with war in Russia or war in Ukraine more properly said, and with a technological war and a trade war taking place between the US and China, it’s a very different place than the last 20 or 30 years and I think it means that Wall Street [and] governments are going to be willing to finance supply change solutions that create more reliability in the broader system. So that’s the recipe for success. I think I told you in a prior conversation of my experience with Gazprom. Right? This was early in my career. I was a Fidelity energy analyst, and I got the opportunity to go to Gazprom and visit the map room, and in the map room they control all of the pipelines that go from the Urals, and they deliver gas to Moscow, and then from Moscow onto Eastern Europe. And there was a general who was managing the room, and he told the joke as we all entered the room, he said, “everybody asks me where the button is to you to shut off gas to Europe? There is no button. We use the phone.” and he laughed. I was with Wellington Capital. I was from Fidelity, you know there was 3 trillion dollars worth of money represented in that room and he kind of, in one joke, completely explained Russia’s energy policy and Europe’s lack of energy policy, and this was about 15 years ago, right? This was an open joke for 15 years, that Europe was completely and overly dependent on natural gas being supplied from Russia. And now that’s coming to the fore. That same issue is taking place in the clean energy business where the majority of processing for all of the metals used in batteries, for solar powered facilities is coming from China. That over reliance on one producer is risky, and so I think there’s the need societally to diversify the supply chain as much as possible. So I think that’s where my focus has been. I, you know, I think there’s, well, there’s that, and there’s the need to clean up the mining industry, the need to reinvent mining, to make it, to reinvent from what it was done 20, 30, 40, 50 years ago. You know, there’s a lot of business today that was developed pre computers, you know? There’s a whole new way we can do things, and we can do things in a environmentally and socially proper manner. And that’s the vision, that’s how you win.

Brad Handler

I know it’s a lot for folks to digest, and there are lots of different components to it. But it really is very clear. What else guys? What else should we ask while we have John and Govind with us?

Baba Freeman

Thanks, Brad. I do have 2 questions, and thank you very much to you, John, and to Govind, for the time and the insight you’ve shared with the rest of us. So my first question is for John and my second question is for Govind. So the question for John is this: If there was a change of power in Washington, DC and there’s a different bunch of guys come on who are anti-ESG, anti-IRA. What will be the impact of that on your business, if you’ve modeled it out? That’s the question for John.

And for Govind, I’m wondering, are you seeing any effect or any substantial benefit of using AI to de-risk the investment decision in the Exploration Geology projects? So, John first please.

John Dowd

First, I just want to say thank you for asking the two questions first, and giving us each a second to think about it. I really appreciate that. You know, I spent over a decade running a natural resources fund. What are the lessons? There are lots, but one is, you’d never want to invest at the high end of the cost curve. Another is: you never want to make an investment that is predicated on a commodity price, inflation and the commodity price, right? The two are connected, right? We’re not investing on the assumption that nickel prices are going to go up and up and up and up. That is not a recipe for success. We actually, you know, over the long term, all want nickel prices to go down. The whole point of adding capacity to the industry and coming up with a new technology processing structure is to reduce the ultimate cost of nickel and to accelerate the adoption of electric vehicles. So it’d be a little bit disingenuous for me to say I want nickel prices to go up because nickel prices going up would actually slow down the EV deployment. We don’t want that.

What I’m saying is, we are funding this project because this project is low on the global cost curve. Full stop. It does not, it is not dependent on which power is, who’s in power in Washington, DC. It is not dependent on nickel prices going up to the right forever. So there’s definitely a risk over the next several decades that there’s a new technology for storage. You can imagine one that doesn’t require nickel. This project has to stand on its own, and by standing on its own, that means it has to be lower cost than competing projects around the world. That’s first and foremost, you cannot invest in commodities based on government support, which is fickle. Or, you know, a market cycle in a commodity, that never ends well. You have to invest at the low end of the cost curve. Now we have optionality, right? There is optionality in clean nickel, because, there is a mismatch in supply and demand of clean nickel as we go forward, I believe. But you know that’s optionality. That’s not the base case. That happens, it’s good for this project, and it will accelerate deployment of this technology to other resources around the world. Great. But it’s not predicated on government support.

Baba Freeman

Okay, give me a chance to paraphrase. Is it okay to say that you are of the opinion that investments in clean energy are substantially decoupled, you know, from the political ideological battles and the different power centers in the world?

John Dowd

I didn’t quite go that far, right? I mean the IRA is definitely accelerating investments into clean tech. I do think, you know, for the amount of money that this industry needs to be deployed. It has to be low cost. So the question is, can we get to that low cost position as an industry? You know sometimes that needs government incentives and investment in order to help companies or technologies move down the global cost curve and become cost competitive. I think we’re already there with nickel. This project, in particular, is, I think, going to be, you know it’s one of the highest grade projects in the world, and I think that, with an advanced advantaged processing technology, so I think it competes on its own. But I, you know, and I do think that the political climate will either accelerate or decelerate investment going into the energy industry, into the clean energy industry, and the energy transition. But it, you know what we’re trying to do as an industry, as a society, is decoupled from that, we’re trying to get the cost structure down for wind, down for solar, down for storage, increase the reliability, and once it’s there at the low cost, you know, once a company is low cost, it can self finance itself. Wall Street will throw money on it right?

If it’s a low cost producer, Wall Street will just shower it with capital, and we saw that with the oil shale industry. The oil shale industry, I think the technology was originally developed by the DOE, and it was later commercialized by a couple of different E&P companies with, you know, EOG being sort of the at the fore of it. But the original technology was, I think, either Exxon or the DOE, probably a combination of both. So it was research dollars from the government that helped advance shale drilling. Eventually shale became the low-cost supply on the planet, and it cut oil prices in half for a decade, versus where they were previously. Now, you know, that’s, I think, the goal for clean energy. We’ve seen the cost structure in wind collapse. That’s entrepreneurialism, investment, innovation. Same thing in solar. What we do not have is a storage solution. That’s a big deal. Because if you don’t have the ability to store solar overnight. If you don’t have the ability to store wind power when it’s not windy. Then those solutions are not enough.

That still means we need to have a giant fleet of natural gas capacity out there, and that capacity, in and of itself, is expensive, and if we need to rely on it, then we need to have all the investment into natural gas that we would normally have. So we’re along, you know, I think everybody is in the under the perception that wind and solar are now low on the cost curve, and we can just accelerate and push the rest of the energy business out of business. We’re not seeing that. I don’t think we’ve actually built a town. With the exception of hydro, there’s no real scalable storage solution, and I don’t think there are any towns out there that don’t have hydro or nuclear, where you’re just powered by wind and solar. And that means we still need a lot of innovation. A lot of R&D dollars to invest and scale that side of the business. But that’s, you know, I think we still, my personal opinion, I think we still need it, but we’re a long ways off. Globally, coal demand is still rising. You know, we are a long way off from not needing any of these fuels, and the biggest challenge is that we don’t have a storage solution. So you know you can come up with cheaper, solar when it’s sunny out is cheaper. But do you have cheaper and more reliable? Not yet. And that’s the challenge, and it has got to be big, because there are days when, I live in Boston, there are days when it’s cloudy, right? I lived in Pittsburgh for a year. Well, for several years. There are months when it’s cloudy in Pittsburgh, you need, you know, you need a lot of storage for a situation such as that.

Baba Freeman

Thanks. Thanks, John. I’m sure Govind will agree that, at the end of the day, geology wins. If you have a high quality, low cost asset, then that really is the game changer. Govind, over to you with the second question I directed towards you earlier.

Govind Friedland

Thank you. Yes, thank you Bob. The question was about AI and artificial intelligence, And what role does that have in the mining industry going forward? I think it has a very important role. And we’ve seen it, there’s really two areas where I think, two logical areas. One is on the exploration side. It’s the upstream on exploration and discovery for processing terabits of data; could be geochemical data, geophysical data, geological data, that could be collected from you know hyperspectral imaging to, you know, geologists that get on the ground and make maps. So all of that, there’s just like, for example, Ivanhoe Electric has a joint venture with the Saudis and they have about 50,000 square kilometers. And so processing a huge land package. All of the data can be, you can sort of separate the hay from the needle using AI, and that’s already, there’s companies, actually, one of my professors from the Colorado School of Mines, used to be the Dean of Geology, Dr. Murray Hitzman. He’s a technical advisor to KoBold [Metals] and you could see that they are commercializing that technology on a global scale.

Ivanhoe Electric is another good example, where they’re using a pulse power to separate the needle from the hay. This is a technology that this is deployed on a regional scale, and that uses AI for analyzing the geophysical data and converting that geophysical data, they call it inversions, inverting that data and having a bunch of, you know, geophysical data be transcribed into something that’s actually a usable shape for drilling. And then, further, you know, besides upstream, downstream mineral processing. You know John’s talked about how, you know, as a group we want to change the way the mining is done. We want to modernize it. And the industry has been very risk adverse to adapting new technologies.

But in mineral processing, that’s actually where most of the, where the greenhouse gas emissions and carbon is actually emitted into the atmosphere. It’s actually not in the mining side. It’s actually on the processing side. That’s why we’re so excited about Lifezone, because it brings a technical solution to being able to capture that. But that’s just on the refinery, but actually on the actual crushing of the rock, which happens before the refinery. I’m a co-founder of a company that uses AI to help crush rock. This uses a pulse power technology to use tensile force to separate. Rock is very competent under compressive force, but in tensile force to pull it apart, it’s very weak. And how you shape the charge and the type of charge that it passes through the medium is determined with AI technology, so it’s sort of in the beginning, it’s in the, well, it’s in the first decade, really, of its application. But I think in the second decade we’ll really see these technologies being deployed on a global scale to really reinvent the way that the mining industry has been conducted both, you know, all the way from upstream to midstream and downstream, so it definitely has a role to play and it’ll be exciting to see how these applications, you know, succeed in the coming months and years.

Baba Freeman

Oh, thanks, Govind. I mean that that’s particularly insightful coming from you, because you are involved as an investor, and you also have a technical background. So for me to hear that you can use AI for crush rock design, that’s really mind blowing, so thanks for that insight. Back to you, Brad. And thanks, Govind.

Brad Handler

Thanks, Baba. Well we’ve run a little long. It’s probably time to wrap up, just so that everyone can move on with their next plan of the day, although we’ve kept everyone on the line because it has really been such a great conversation. So let me thank you guys, John, Govind, Baba and Julia. Thank you all for joining, and engaging in such a thoughtful conversation. This is recorded, we will be publishing it, so that you all and others can listen, as I know you’ll want to. But, guys, thank you again, really really appreciate you joining us and being so thoughtful and stimulating today. Thanks.

John Dowd

Great. Thank you, Brad. Thank you, Baba. Thank you, Julia.

Govind Friedland

Thank you, Brad. Thank you John, Baba, Julia. It has been a pleasure. Thank you so much.

Juliet Akamboe

Thank you.

Baba Freeman

Thank you.

[END OF TRANSCRIPT]

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“GoGreen”) and Lifezone Holdings Limited (“Lifezone Metals”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone Metals’ proprietary hydromet mineral processing technology (the “Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

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Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

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In connection with the business combination, Lifezone filed a registration statement on Form F-4 (File No. 333-271300) (as amended, the “Registration Statement”) with the SEC, which includes a preliminary prospectus and preliminary proxy statement and, after the Registration Statement is declared effective, GoGreen will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that GoGreen will send to its shareholders in connection with the business combination.

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